FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2018

(Amounts expressed in millions of Chilean Pesos)

▪  Net electricity generation increased 2% to 17,373 GWh as of December 2018. Worth highlighting is the 14% increase in hydroelectric generation (+1,322 GWh) due to higher water availability. This greater hydroelectric generation was partially offset by lower thermal dispatch (-1,024 GWh).

▪  Despite the level of generation and the stable level of physical sales, operating revenues amounted to Ch$ 1,521,054 million, which represents a 7% reduction when compared to the year before. This reduction was mainly the consequence of a shift in the Company’s customer mix in terms of regulated and unregulated customers and the lower average sales price when expressed in Chilean pesos due to a lower average exchange rate.

▪  Procurement and services costs decreased by 10% to Ch$ 809,974 million as of December 2018. These cost savings mainly responded to a more efficient generation mix as a consequence of higher hydroelectric dispatch, which mainly  led to lower fuel consumption and lower energy purchases.

▪  As a result of the abovementioned, the Company’s EBITDA increased by Ch$ 1,108 million reaching a total Ch$ 582,250 million. Operating income showed a similar trend reaching Ch$ 464,383 million as of December 2018.

▪  Net Income from other investments decreased Ch$ 105,053 million as of December 2018, due to the sale of the Electrogas S.A. shareholding in February 2017. This transaction was part of the Group’s process of divesting non-strategic assets.

▪  Net financial expenses went from Ch$ 36,610 million in 2017 to Ch$ 47,947 million in 2018, primarily due to a greater loss from exchange rate differences.

▪  Net income attributable to the shareholders of the parent company of Enel Generación Chile S.A. amounted to Ch$ 309,029 million, 26% less than the profit booked as of December 2017 that included the extraordinary profit from the sale of Electrogas S.A. Net earnings for 2018 decreased 9%, or Ch$ 31,788 million, without considering this one-time effect.

• 1 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

FINANCIAL SUMMARY

▪  Gross debt of the company decreased by US$ 20 million when compared to December 2017, reaching US$ 1,252 million

▪  The average cost of debt as of December 2018 was 6.2%, similar to the figure for the previous year.

▪  The Company’s liquidity is broken down into the following:

•         Available cash and cash equivalents: US$ 219 million

•         Undisbursed committed credit lines: US$ 313 million

___________________________________________________________________

• 2 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The Enel Generación Chile Group owns and operates 111 electricity generation units with 6,274 MW total combined installed capacity as of December 2018. Of this total, 38 generation units are hydroelectric with a total 3,456 MW installed capacity, 22 are thermal generation units that operate using gas, coal, or fuel oil with 2,740 MW installed capacity and 51 are wind generation units with 78 MW installed capacity. There are variations in the installed capacities with respect to 2017, because during 2018 these were updated considering the results of the maximum power tests of the Tarapacá TG, Atacama, Taltal and San Isidro 2 power plants, among others, in accordance with the technical rules and the requirement of the National Electric System operator.

All our electricity generation units are connected to the former Central Interconnected System (“SIC” in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile that are all connected to the former Northern Interconnected System (“SING” in its Spanish acronym). Since November 2017, both former systems integrated becoming the National Electric System (“SEN” in its Spanish acronym) including the power plants, transmission lines, substations and distribution lines from Arica to Chiloé.

Market	Energy Sales		Market Share
	(GWh)%
	2018	2017	2018	2017
Sist. Eléctrico Nacional (SEN)	23,343	23,356	32.8%	34.2%

	23,343	23,356

Market	Energy Sales		Market Share
	(GWh)%
	9M2018	9M2017	9M2018	9M2017
Sist. Eléctrico Nacional (SEN)	17,049	17,361	32.0%	34.0%

	17,049	17,361

• 3 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of December 2018 amounted to Ch$ 309,029 million, compared to Ch$ 418,454 million net income booked for the previous period.

The following table shows comparative figures for each item of the income statement for continuing operations as of December 31 of 2018 and 2017:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	2018	2017	Chg	Chg %

REVENUES	1,521,054	1,634,937	(113,883)	(7%)
Sales	1,481,554	1,599,032	(117,478)	(7%)
Other operating revenues	39,500	35,905	3,595	10%
PROCUREMENT AND SERVICES	(809,974)	(903,978)	94,004	(10%)
Energy purchases	(326,366)	(346,955)	20,589	(6%)
Fuel consumption	(230,994)	(280,739)	49,745	(18%)
Transportation expenses	(141,551)	(152,870)	11,319	(7%)
Other variable procurement and services costs	(111,063)	(123,414)	12,351	(10%)
CONTRIBUTION MARGIN	711,080	730,959	(19,879)	(3%)
Other work performed by entity and capitalized	7,449	7,226	223	3%
Employee benefits expense	(53,800)	(54,222)	422	(1%)
Other fixed operating expenses	(82,479)	(102,821)	20,342	(20%)
GROSS OPERATING INCOME (EBITDA)	582,250	581,142	1,108	0%
Depreciation, Amortization	(117,766)	(117,338)	(428)	0%
Impairment (Reversal)	(101)	55	(156)	n/a
OPERATING INCOME	464,383	463,859	524	0%
NET FINANCIAL EXPENSE	(47,947)	(36,610)	(11,337)	31%
Financial income	5,778	5,274	504	10%
Financial costs	(48,189)	(50,852)	2,663	(5%)
Gain (Loss) for indexed assets and liabilities	(2,480)	146	(2,626)	n/a
Foreign currency exchange differences, net	(3,056)	8,822	(11,878)	(135%)
OTHER NON-OPERATING RESULTS	6,716	110,392	(103,676)	(94%)
Share of profit (loss) of associates accounted for using the equity method	3,281	(2,697)	5,978	n/a
Net Income From Other Investments	410	105,463	(105,053)	(100%)
Net Income From Sale of Assets	3,025	7,626	(4,601)	(60%)
NET INCOME BEFORE TAXES	423,152	537,641	(114,489)	(21%)
Income Tax	(104,947)	(112,099)	7,152	(6%)
NET INCOME	318,205	425,542	(107,337)	(25%)

NET INCOME	318,205	425,542	(107,337)	(25%)
Shareholders of the parent company	309,029	418,454	(109,425)	(26%)
Non-controlling interest	9,176	7,088	2,088	29%
Earning per share (Ch$ /share)	37.68	51.02	(13.34)	(26%)

Earnings per share from continuing operations (Ch$ /share)	37.68	51.02
Earnings per share (Ch$ /share)	37.68	51.02
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

• 4 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Operating Income

The Company’s EBITDA increased by Ch$ 1,108 million reaching a total Ch$ 582,250 million. Operating income showed a similar trend reaching Ch$ 464,383 million as of December 2018.

Operating revenues totaled Ch$ 1,521,054 million, representing a Ch$ 113,883 million reduction, equivalent to 7%, when compared to the previous period, mainly due to the following:

-          Lower energy sales amounting to Ch$ 88,339 million mainly due to a shift in the Company’s customer mix between regulated (-1,775 GWh) and unregulated (+1,752 GWh) customers, along with a lower average sales price expressed in Chilean pesos due to the lower average exchange rate of the period.

-          Lower other services for Ch$ 38,432 million mainly due to lower toll revenue for Ch$ 35,428 million.

The abovementioned was partially offset by:

-          Greater other sales for Ch$ 9,293 million, mainly due to greater gas sales for Ch$ 12,065 million offset by lower coal sales for Ch$ 2,790 million.

-          Greater other operating revenues for Ch$ 3,595 million, mainly a Ch$ 20,710 million income received from insurance policies related to Central Tarapacá as indemnity concept, partially offset by the Ch$ 2,245 million reversal of fine provisions related to returning the concessions of the Tames and Totoralillo projects in 2017, lower revenues related to commodity hedging derivatives for Ch$ 10,509 million, and lower revenues for Ch$ 4,984 explained by the reversal of provisions related to non-use of the water rights.

Procurement and services costs decreased Ch$ 94,004 million, or 10%, explained by the following:

-       A Ch$ 20,589 million reduction in energy purchases mainly as a consequence of lower physical purchases (-313 GWh), mainly contracted purchases (-935 GWh) that were partly offset by greater spot market purchases (+622 GWh).

-       A Ch$ 49,745 million reduction in fuel consumption costs primarily explained by a Ch$ 30,481 million reduction in gas consumption costs, a Ch$ 9,174 million reduction in coal consumption costs and a Ch$ 9,906 million reduction in oil consumption costs, all primarily related to lower thermal dispatch.

• 5 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

-       A Ch$ 11,319 million reduction in transportation costs, primarily lower toll expenses amounting to Ch$ 11,949 million offset by greater gas transportation and regasification costs for Ch$ 630 million.

-       A Ch$ 12,351 million reduction in other procurement and services costs mainly due to lower costs related to the agreement with AES Gener that allows using the LNG available to Enel Generación Chile in the Nueva Renca combined cycle amounting to Ch$ 8,345 million, lower thermal emission taxes for Ch$ 3,654 million, lower water consumption costs for Ch$ 1,119 million, and lower cost of commodity derivatives for Ch$ 1,770 million, partially offset by higher gas commercialization costs for Ch$ 4,816 million.

-       Other fixed operating expenses decreased Ch$ 20,342 million mainly due to the Ch$ 25,106 million write-off related to the Neltume and Choshuenco projects booked in 2017 for not being economically viable. This effect was partly offset by a Ch$ 8,303 million increase in management and technical services.

Revenues, costs and operating income for the periods ended December 31, 2018 and 2017, are shown below:

OPERATING INCOME	2018			2017
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	1,446,038	(1,219,884)	226,154	1,629,278	(1,343,780)	285,498
Empresa Eléctrica Pehuenche S.A.	162,768	(34,700)	128,068	152,501	(48,944)	103,557
GasAtacama Chile and subsidiaries	271,434	(161,969)	109,465	307,272	(236,763)	70,509
Consolidation adjustments	(359,186)	359,882	696	(454,114)	458,409	4,295
		-
Total Consolidated	1,521,054	(1,056,671)	464,383	1,634,937	(1,171,078)	463,859

Energy sales of Enel Generación Chile and subsidiaries for the periods ended December 31, 2018 and 2017 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	2018	2017

Sales to regulated customers	997,316	1,101,089
Sales to unregulated customers	337,748	285,624
Sales at spot market	34,269	70,959

Total energy sales	1,369,333	1,457,672

• 6 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Non-Operating Income

Non-operating income as of December 31, 2018 and 2017 are summarized below:

NON-OPERATING INCOME (Million Ch$)	2018	2017	Chg	Chg %

NET FINANCIAL RESULT	(47,947)	(36,610)	(11,337)	31%
Financial income	5,778	5,274	504	10%
Financial costs	(48,189)	(50,852)	2,663	(5%)
Gain (Loss) for indexed assets and liabilities	(2,480)	146	(2,626)	n/a
Foreign currency exchange differences, net	(3,056)	8,822	(11,878)	(135%)
OTHER NON-OPERATING RESULTS	6,716	110,392	(103,676)	(94%)
Share of profit (loss) of associates accounted for using the equity method	3,281	(2,697)	5,978	n/a
Net Income From Other Investments	410	105,463	(105,053)	(100%)
Net Income From Sale of Assets	3,025	7,626	(4,601)	(60%)
NET INCOME BEFORE TAXES	423,152	537,641	(114,489)	(21%)
Income Tax	(104,947)	(112,099)	7,152	(6%)
NET INCOME	318,205	425,542	(107,337)	(25%)

NET INCOME	318,205	425,542	(107,337)	(25%)
Shareholders of the parent company	309,029	418,454	(109,425)	(26%)
Non-controlling interest	9,176	7,088	2,088	29%

Net Financial Result

The financial result as of December 31, 2018 reached a Ch$ 47,947 million loss representing an Ch$ 11,337 million negative variation when compared to the previous period.  This result is mainly explained by the following:

Greater financial income amounting to Ch$ 504 million, mainly explained by greater returns on fixed income investments amounting to Ch$ 2,452 million, offset by the Ch$ 1,948 million reduction in income as a consequence of the extraordinary income received in 2017 related to the renegotiation with YPF.

Lower financial expenses amounting to Ch$ 2,663 million, mainly explained by the Ch$ 1,724 million lower interest expense on bank loans and bonds, the Ch$ 715 million decrease in bank fees and a Ch$ 224 million interest expense reduction on Enel Chile S.A. trade accounts.

Loss related to indexation amounting to Ch$ 2,626 million primarily due to a higher negative impact of IAS 29 on the Argentine branch of the GasAtacama Group that amounted to Ch$ 3,786 million loss, greater adjustments to UF-denominated debt amounting to Ch$ 3,840 million, offset by recoverable taxes for Ch$ 1,825 million and higher income on hedging derivative contracts for Ch$ 3,175 million.

• 7 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Lower income from exchange rate differences amounting to Ch$ 11,878 million, mainly explained by lower positive exchange differences on cash and cash equivalents for Ch$ 3,175 million, a greater negative exchange difference on forward contracts for Ch$ 5,121 million, offset by a lower negative exchange difference on suppliers’ accounts for Ch$ 3,582 million

Income from companies accounted for using the equity method

The Ch$ 5,978 million positive variation responds to the greater profit from the investment in Hidroaysén amounting to Ch$ 5,914 million.

Results from other investments

The Ch$ 105,053 million negative variation is mainly due to the sale of Electrogas S.A. for Ch$ 105,312 million, which took place in February 2017.

Corporate Taxes

Corporate income taxes amounted to Ch$ 104,947 million, a Ch$ 7,152 million reduction when compared to 2017, mainly due to the Ch$ 13,508 million reduction in tax expenses related to the dissolution of Central Eólica Canela in 2017, Ch$ 27.675 million lower tax expenses related to the sale of Electrogas in February 2017, partially offset by a Ch$ 5,834 million higher expense due to the increase in the current corporate income tax rate from 25.5% in 2017 to 27% in 2018, along with a lower income for Ch$ 29,594 million related to the liquidation process of Centrales Hidroeléctricas de Aysén.

• 8 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

2. Statement of Financial Position Analysis

ASSETS (Million Ch$)	Dec-18	Dec-17	Chg	Chg %

Current Assets	672,467	658,599	13,868	2%
Non-Current Assets	2,996,761	2,895,863	100,898	3%

TOTAL ASSETS	3,669,228	3,554,462	114,766	3%

Total Assets of the Company as of December 2018 increased Ch$ 114,766 million when compared to December 2017, mainly due to:

➢  Current Assets increase Ch$ 13,868 million, equivalent to 2%, mainly due to the following

❖  An Ch$ 18,041 million increase in other current financial assets, mainly higher assets related to hedging derivatives for Ch$ 18,131 million.

❖  A Ch$ 32,217 million increase in current trade accounts receivables and other current accounts receivables.

❖  A Ch$ 25,307 million increase in current accounts receivables from related parties mainly due to a greater accounts receivables of energy sales to Enel Distribución Chile for Ch$ 34,389 million, greater trade accounts receivables from Enel Chile for Ch$ 14,440 million, partially offset by a lower accounts receivables of advance payments to GNL Chile S.A. for Ch$ 4,127 million and lower accounts receivables from Enel Trade S.p.A. for Ch$ 19,962 million related to gas sales and commodity derivative transactions.

❖  The abovementioned was offset by a reduction in cash and cash equivalents for Ch$ 59,037 million, mainly due to lower investments in repurchase agreements for Ch$ 55,490 million and a Ch$ 3,333 million reduction in bank account balances mainly used to pay dividends.

➢  Non-Current Assets increased Ch$ 100,898 million, mainly explained by:

❖  A Ch$ 130,893 million increase in property, plants and equipment mainly related to new investments for Ch$ 229,094 million during the period, partially compensated by Ch$ 111,508 million in depreciation.

• 9 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

❖   A Ch$ 5,303 million increase in intangible assets other than goodwill, mostly software.

❖  The aforementioned was offset by a Ch$ 31,028 million decrease in other non-current financial assets, mainly assets related to hedging derivatives for Ch$ 30,790 million.

❖  A reduction in investments accounted for using the equity method for Ch$ 4,086 million, mainly related to the liquidation of the investment in Centrales Hidroeléctricas de Aysén for Ch$ 5,940 million, and dividends from GNL Chile S.A. amounting to Ch$ 1,884 million, partly compensated by income from associate companies amounting to Ch$ 3,281 million.

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Dec-18	Dec-17	Chg	Chg %

Current Liabilities	593,881	543,356	50,525	9%
Non-Current Liabilities	1,077,856	1,022,092	55,764	5%
Net Equity	1,997,491	1,989,014	8,477	0%
Equity attributable to shareholders of parent company	1,970,521	1,961,518	9,003	0%
Non-controlling	26,970	27,496	(526)	(2%)

TOTAL LIABILITIES AND EQUITY	3,669,228	3,554,462	114,766	3%

Total Liabilities and Net Equity of the Company increased Ch$ 114,766 million as of December 2018 when compared to December 2017, mainly explained by the following:

➢  Current liabilities increase Ch$ 50,525 million, or 9%, mainly due to the following:

❖  A Ch$ 106,535 million increase in other current financial liabilities, mainly explained by a Ch$ 43,966 million increase in bond debt interest, the transfer of Ch$ 30,529 million of long-term M and H bond debt to the short-term, and a Ch$ 79,844 million increase in liabilities related to hedging derivatives, offset by the payment of bond interests and principal for Ch$ 48,515 million

❖  A Ch$ 30,069 million increase in accounts payable to related parties primarily due to a Ch$ 22,823 million increase in accounts payable to Enel Chile S.A. related to dividends, trade accounts and services and an increase in Enel Trade S.p.A. debt related to commodity derivatives and services for Ch$ 7,788 million.

• 10 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

❖  The abovementioned was compensated by a Ch$ 34,552 million decrease in trade accounts payable and other accounts payable primarily due to a Ch$ 2,874 million decrease in accounts payable to suppliers of goods and services and fixed assets, and a reduction in dividends payable to third parties for Ch$ 43,782 million, offset by a Ch$ 12,282 million increase in payables to suppliers of energy and fuel.

❖  A reduction in current tax liabilities amounting to Ch$ 54,392 million, mainly income tax.

➢  Non-Current Liabilities increased Ch$ 55,764 million, equivalent to 5%, mainly explained by the following:

❖  A Ch$ 17,835 million increase in other non-current financial liabilities, mainly due to a Ch$ 35,897 million increase in bond debt as a consequence of higher  exchange rate differences for Ch$ 57,380 million, greater price adjustment of the Unidad de Fomento, the Chilean peso-denominated inflation-indexed monetary unit, amounting to Ch$ 9,046 million, compensated by the transfer of Ch$ 30,529 million of long-term M and H bond debt to the short term. This was offset by a decrease in hedging derivative liabilities amounting to Ch$ 18,256 million.

❖  A Ch$ 15,501 million increase in other non-current provisions related to power plant dismantling.

❖  A Ch$ 23,193 million increase in deferred tax liabilities.

➢  Net Equity increased Ch$ 8,477 million when compared to December 2017.

❖  The portion attributable to the owners of the controlling shareholders increased Ch$ 9,003 million, explained primarily by the Ch$ 309,029 million profit of the period compensated by dividend payments amounting to Ch$ 197,322 million and other comprehensive results for Ch$ 106,857 million.

❖  The equity of non-controlling shareholders decreased Ch$ 526 million, primarily explained by dividend payments for Ch$ 9,681 million and other comprehensive results for Ch$ 136 million compensated by the profit of the period that amounted to Ch$ 9,176 million.

• 11 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The performance of the main financial ratios is the following:

RATIO		Unit	Dec-18	Dec-17	Chg	Chg %

Liquidity	Liquidity	Times	1.13	1.22	(0.09)	(7%)
	Acid-test (1)	Times	1.06	1.16	(0.10)	(9%)
	Working capital	Million Ch$	78,586	119,448	(40,862)	(34%)
Leverage	Leverage	Times	0.84	0.79	0.05	6%
	Short-term debt	%	35.5%	34.7%	0.8%	2%
	Long-term debt	%	64.5%	65.3%	(0.8%)	(1%)
	Financial expenses coverage (2)	Times	10.84	13.88	(3.04)	(22%)
Profitability	Op. income / Op. Revenues	%	30.5%	28.4%	2.2%	8%
	ROE	%	15.7%	22.9%	(7.1%)	(31%)
	ROA	%	8.8%	12.2%	(3.4%)	(28%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 54,791 million negative cash flow during this period of 2018, broken down as follows:

CASH FLOW (Million Ch$)	2018	2017	Chg	Chg %

Net cash flows from (used in) operating activities	465,273	488,167	(22,894)	(5%)
Net cash flows from (used in) investing activities	(228,125)	(91,868)	(136,257)	148%
Net cash flows from (used in) financing activities	(291,939)	(301,835)	9,896	(3%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(54,791)	94,464	(149,255)	(158%)

Operating activities generated a Ch$ 465,273 million positive cash flow, which represents a 5% reduction when compared to 2017. This cash flow is mainly comprised of Ch$ 1,907,020 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 1,189,827 million, employee-related payments amounting to Ch$ 53,181 million and tax payments for Ch$ 96,375 million.

• 12 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Investment activities generated a negative cash flow of Ch$ 228,125 million, mainly explained by the addition of property, plant, and equipment for Ch$ 222,327 million.

Financing activities generated a Ch$ 291,939 million negative cash flow. This cash flow is primarily explained by loan repayments and financial leasing for Ch$ 74,085 million, dividend payments for Ch$ 239,386 million and interest payments for Ch$ 47,195 million, offset by collections on related party loans for Ch$ 69,204 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	2018	2017	2018	2017

Enel Generación Chile	203,451	177,055	67,706	71,379
Pehuenche	640	1,373	7,354	7,267
GasAtacama Chile	18,236	28,348	36,448	35,557
	-	-	-	-
Total Consolidated	222,327	206,776	111,508	114,203

• 13 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.

‒     All business operations and corporate departments are carried out within the limits approved for each case.

‒     Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

• 14 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	December 31, 2018	December 31, 2017

Fixed Interest Rate	93%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 15 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2017, the Company held swaps for 2.3 million MMBTU of Henry Hub gas to be settled on January 2018.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 19 and 21, respectively.

As of December 31, 2018, the Enel Generación Chile Group’s liquidity was Ch$ 151,990 million in cash and cash equivalents and Ch$ 138,954 million in long-term committed credit facilities. As of December 31, 2017, the liquidity position of the Enel Generación Chile Group was Ch$ 211,027 million in cash and cash equivalents and Ch$ 199,271 million in long-term committed credit facilities.

• 16 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

• 17 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

‒     Libor interest rate of the U.S. dollar.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 36,993 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

• 18 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

• 19 •

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2018

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

• 20 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: February 28, 2019